MASSACHUSETTS ECONOMIC IMPACT OF INVESTMENTS
(2007-present)

35	$654.9M	$44.6M	$1.6B	4,214

Number of Projects	HIT Investment Amount	Building America NMTC Allocation	Total Development Cost	Housing Units Created or Preserved

14,590	12.6M	$334.1M	$2.8B	3,937

Total Jobs Created	Hours of Construction Work Generated	State, Local and Federal Tax Revenue Generated	Total Economic Impact	Low-and Moderate- Income Housing Units (93% affordable)